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03013473

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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH., D.C. SECTION

SEC FILE NUMBER
8-~~51003~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NSA Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 East Woodfield Road, Suite 520
(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk C. Salberg 847-517-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company LLP
(Name – *if individual, state last, first, middle name*)

2100 Clearwater Drive	Oak Brook	Illinois	60523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 0 2003

OATH OR AFFIRMATION

I, Michael F. Barati, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSA Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~xxxxxxxxxxx~~

Signature

CEO

Title

Margaret R. Nolan

Notary Public MARGARET R. NOLAN

OFFICIAL SEAL
MARGARET R. NOLAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-10-2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

NSA Securities Corporation
1300 East Woodfield Road, Suite 520
Schaumburg, Illinois 60173

Attn: Mr. Dirk C. Salberg

Re: Supplement to Audit Report of NSA Securities Corporation for the year ended December 31, 2002

Gentlemen:

We have audited the statement of financial condition as of December 31, 2002 and the related statements of income, cash flows, changes in stockholder's equity, and related schedules for the year then ended in accordance with generally accepted auditing standards, and have issued our report thereon dated January 17, 2003.

Our audit of the financial records of NSA Securities Corporation for the year ended December 31, 2002 included a review of its accounting system, internal accounting controls, and applicable procedures for safeguarding securities with appropriate tests thereof for the year then ended.

In connection with our audit, we ascertained that, as of the audit date, the Company was in compliance with the conditions for exemption from Rule 15c-3-3 pursuant to paragraph (k)(2) of the Rule and no facts came to our attention indicating that the exemption had not been complied with during the period examined.

Reconciliation between the audited computation of net capital and the broker-dealer's corresponding unaudited Part II of Part IIA is not required, since no material difference exists.

Additionally, we found no material inadequacy in the accounting systems, internal accounting controls, the applicable procedures for safeguarding securities or the applicable practices and procedures referred to in paragraph (g)(I), (ii), (iii) or (iv) of Rule 17a-5.

This report is intended solely for the use of management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Wolf + Company LLP

Oak Brook, Illinois
January 17, 2003

NSA SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2002

CONTENTS

Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

We have audited the accompanying statements of financial condition of NSA SECURITIES CORPORATION as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSA Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Wolf + Company LLP

Oak Brook, Illinois
January 17, 2003

NSA SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
Current assets:		
Cash	$ 140,621	$ 164,683
Money market account	32,308	66,383
Deposit with clearing organizations - money market account	25,000	25,000
Commissions receivable	160,371	258,700
Other receivables	51,261	22,922
Prepaid income taxes	2,598	-
	$ 412,159	$ 537,688

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2002	December 31, 2001
Current liabilities:		
Accounts payable	$ 93,741	$ 180,795
Commissions payable	128,588	183,147
Accrued income taxes	-	1,816
Total current liabilities	222,329	365,758
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	5,000	5,000
Additional paid-in capital	20,953	20,953
Retained earnings	163,877	145,977
	189,830	171,930
	$ 412,159	$ 537,688

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF INCOME

	For the Year Ended December 31, 2002	2001
Revenues:		
Brokerage commissions	$ 241,526	$ 592,781
Insurance commissions	744,268	812,396
Management fee	981,805	1,094,091
Mutual fund commissions	309,507	41,526
Pension revenue	145,024	
Investment income	3,343	8,988
License fee income	22,000	26,200
	2,447,473	2,575,982
Expenses:		
Commissions	1,478,748	1,507,499
Management service fees	945,129	1,033,283
	2,423,877	2,540,782
Net income before income taxes	23,596	35,200
Income taxes	5,696	6,856
Net income	$ 17,900	$ 28,344
Earnings per common share	$ 179.00	$ 283.44

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2001	$ 5,000	$ 20,953	$ 117,633
Net income	-	-	28,344
Balance, December 31, 2001	5,000	20,953	145,977
Net income	-	-	17,900
Balance, December 31, 2002	$ 5,000	$ 20,953	$ 163,877

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2002	2001
Cash flows from operating activities:		
Net income	$ 17,900	$ 28,344
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease in commissions receivable	98,329	77,833
Increase in other receivables	(28,339)	(22,922)
Increase in prepaid income taxes	(2,598)	-
Increase (decrease) in accounts payable	(87,054)	21,795
Decrease in commissions payable	(54,559)	(3,925)
Increase (decrease) in accrued income taxes	(1,816)	951
Net cash provided by (used in) operating activities	(58,137)	102,076
Cash provided by investing activities:		
Net change in money market account	34,075	59,281
Net (decrease) increase in cash	(24,062)	161,357
Cash at beginning of year	164,683	3,326
Cash at end of year	$ 140,621	$ 164,683
Supplemental disclosure of cash flow information:		
Cash payment for:		
Income taxes	$ 10,110	$ 5,905

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Nature of Operations - NSA Securities Corporation (the "Company") was incorporated in the State of Illinois on March 1, 1995 and became registered with the National Association of Securities Dealers on December 8, 1995. The Company is an introducing broker-dealer which clears security transactions through a fully disclosed clearing broker-dealer for various clients and registered representatives. The Company also provides investment supervision and money management services for its clients.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is included in income.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Earnings Per Share - Earnings per share are computed by dividing net income by the weighted average number of shares outstanding.

2. Deposit with Clearing Organizations

The Company is required to maintain a deposit with the clearing organizations. At December 31, 2002 and 2001, the deposit balances of $25,000 are restricted for that purpose.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (Uniform Net Capital) of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $150,222 and $149,002 which was $135,401 and $124,617, respectively, in excess of its required net capital of $14,821 and $24,385, respectively. The Company's net capital ratio was 1.48 to 1 at December 31, 2002 and 2.45 to 1 at December 31, 2001.

4. Income Taxes

Income tax expense consists of the following:

	2002	2001
Current:		
Federal	$ 3,704	$ 4,472
States	1,992	2,384
	$ 5,696	$ 6,856

The reasons for the difference between the provision for income taxes and federal income taxes at statutory rates of 34% were as follows:

	2002	2001
Federal income taxes at statutory rate	$ 8,023	$ 11,968
State income taxes, net of federal income tax benefit	1,315	1,573
Surtax	(3,642)	(6,685)
	$ 5,696	$ 6,856

5. Affiliation

NSA Securities Corporation is affiliated with Northern Securities Analysts, Inc. through common ownership.

For the years ended December 31, 2002 and 2001, NSA Securities Corporation paid Northern Securities Analysts, Inc. management service fees in the amount of $945,129 and $1,031,295, respectively. The amount due Northern Securities Analysts, Inc. at December 31, 2002 and 2001 was $93,741 and $180,795, respectively. The management service fees cover administrative and overhead expenses paid by Northern Securities Analysts, Inc.

Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, on page 9, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf + Company LLP

Oak Brook, Illinois
January 17, 2003

NSA SECURITIES CORPORATION

SCHEDULE OF COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1

For the Year Ended December 31, 2002

Line		
1	Total stockholder's equity from Statement of Financial Condition	$ 189,830
2	Deduct ownership equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	189,830
6 a	Deduction - total nonallowance assets from Statement of Financial Condition	39,594
8	Net capital before haircuts on securities position	150,236
9	Haircuts on securities	14
10	Net capital	$ 150,222

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3

11	Minimum net capital required	$ 14,821
12	Minimum dollar net capital required of reporting broker or dealer	5,000
13	Net capital requirement	14,821
14	Excess net capital	135,401
15	Excess net capital at 1,000% (150,222 - 10% of 222,329)	127,989
16	Total aggregate indebtedness liabilities from Statement of Financial Condition and total aggregate indebtedness	222,329
20	Percentage of aggregate indebtedness to net capital	1.48 to 1
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-